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                            April 12, 2022

       Michael Blend
       Chief Executive Officer
       System1, Inc.
       4235 Redwood Avenue
       Marina Del Rey, CA 90066

                                                        Re: System1, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 8, 2022
                                                            File No. 333-262608

       Dear Mr. Blend:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our April 6, 2022 letter.

       Amendment No. 2 to Form S-1 filed April 8, 2022

       Cover Page

   1. We note your added disclosure in response to prior comment 3. Further revise to make clear the percentage of
publicly held shares that were redeemed at the time of the SPAC merger and the
resulting percentage of the total outstanding that the shares being registered for resale
represent.
 Michael Blend
FirstName   LastNameMichael Blend
System1, Inc.
Comapany
April       NameSystem1, Inc.
       12, 2022
April 212, 2022 Page 2
Page
FirstName LastName
        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office
Chief, at (202) 551-3815 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Steven B. Stokdyk, Esq.